SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.

MANAGEMENT’S PROPOSAL FOR OFFSETTING THE
LOSSES FOR FISCAL YEAR 2007

TO THE SHAREHOLDERS,

In compliance with the legal provisions governing the matter, this Management hereby proposes to you that the losses for Fiscal Year 2007, in the amount of seventy-eight million, nine hundred and thirty-five thousand, four hundred and fifty-five reais and ten cents (R$ 78,935,455.10) are posted to and offset in the Retained Earnings account, without neither the Legal Reserve, in conformity with article 193 of Law no. 6404/76, nor the provision for payment of Interest on Own Capital / Dividends being booked.

RETAINED EARNINGS

The Management further proposes that the balance available in the Retained Earnings account, in the amount of one hundred and twenty-four million, four hundred and seventy-eight thousand, two hundred and forty-five reais and thirty-one cents (R$124,478,245.31), is transferred to the Profit Reserve for Expansion account, under the terms of art. 196 of Law no. 6404/76, combined to Article 8 of CVM Instruction no. 59/86, specifically for investment in the acquisition of the share control in new companies, as well as for eventual advanced payment of the Company’s financial liabilities and for ensuring strategic and financial flexibility for the Company within the scope of the telecommunications industry in Brazil.

Said amount is part of the Capital Budget, as attached hereto.

São Paulo, February 20, 2008.

BOARD OF DIRECTORS

Chairman
LUIS MIGUEL GILPÉREZ LÓPEZ

Vivo Participações S.A.

To the Shareholders of

Vivo Participações S.A.

        Re: CAPITAL BUDGET FOR 2008 (100% CONSOLIDATED WITH VIVO S.A.)

Under the terms of paragraph 2 of Article 196 of Law 6404/76, we hereby submit to you, for approval, the Capital Budget of Vivo Participações S.A. for year 2008, in the amount of six billion, sixty-eight million, eight hundred and thirty-four thousand, eight hundred and fifty-seven reais (R$ 6,068,834,857.00), to be funded from the sources indicated below, which Budget was approved by the Board of Directors at a meeting held on this date.

Capital Budget Proposal (Vivo S.A.)	R$ 3,363,184,857.00
Investment in Other Companies (Vivo Part)	R$ 2,705,650,000.00
Total	R$ 6,068,834,857.00

Funding Sources:

Remaining balance of the Retained Earnings Account	R$ 124,478,245.31
Own/third parties’ funds	R$ 5,944,356,611.22

Accordingly, we hereby submit the capital budget proposal for your approval

São Paulo, February 20, 2008.

BOARD OF DIRECTORS

LUIS MIGUEL GILPÉREZ LÓPEZ

Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.